SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President and Chief Legal Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,333,644 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 934,332 shares of Class A Common Stock
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person 1,333,644 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.5% (1)
14	Type of reporting person (see instructions) IN

(1)	Based on 11,026,357 shares of Class A Common Stock outstanding as of February 28, 2019, as provided by the Issuer.

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2018 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment is being filed to report an increase in the Reporting Person’s beneficial ownership of the Class A Common Stock resulting from a change in the aggregate number of shares of the Class A Common Stock outstanding and the vesting of an unexercised portion of a previously granted award of stock options.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on April 21, 2016, the Reporting Person received a grant of options to purchase 889,183 shares of Class A Common Stock awarded pursuant to the Issuer’s Nonqualified Stock Option Agreement for executives under the 2016 Plan. Of that option grant amount, 533,509 shares of Class A Common Stock may be acquired by the Reporting Person as of or within 60 days after February 20, 2019.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended in their entirety as follows:

(a)

As of March 1, 2019, the Reporting Person beneficially owned 1,333,644 shares of the Class A Common Stock, consisting of 399,309 restricted shares of Class A Common Stock which are subject to vesting, 533,509 shares of Class A Common Stock which the Reporting Person either may acquire upon the exercise of vested stock options or will be able to acquire upon the exercise of stock options vesting as of or within 60 days after such date and 400,823 unrestricted shares of Class A Common Stock. As of such date, the 1,333,644 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 11.5% of the shares of Class A Common Stock.(1)

(b)	As of March 1, 2019, the Reporting Person has:

(i)	sole power to vote or direct the vote of 1,333,644 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(iii)	sole power to dispose or direct the disposition of 934,332 shares of Class A Common Stock(2); and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

(1)	Based on 11,026,357 shares of Class A Common Stock outstanding as of February 28, 2019, as provided by the Issuer.
(2)

As of March 1, 2019, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 1,333,644 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 399,309 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as reported in Item 6 of the Schedule 13D.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a stockholder vote. As of February 28, 2019, (i) 11,026,357 shares of Class A Common Stock were issued and outstanding and (ii) 70,000,000 shares of Class B Common Stock were issued and outstanding, all of which shares of Class B Common Stock were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary. As of March 1, 2019, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.19% of the combined voting power of both classes of common stock of the Issuer.

(c)

There have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days other than the forfeiture to the Issuer on February 25, 2019 of 36,960 restricted shares of Class A Common Stock in accordance with the terms thereof.

The information set forth in Item 4, as amended, is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: March 1, 2019

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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